Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F- 2

Condensed Interim Consolidated Statements of Comprehensive Income (loss)	F-3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	F- 4 – F- 6

Condensed Interim Consolidated Statements of Cash Flows	F- 7 – F- 8

Notes to Condensed Interim Consolidated Financial Statements	F- 9 – F- 10

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,		December 31,
	2020	2019	2019
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	10,741	7,743	7,242
Restricted deposits	181	178	180
Short-term bank deposits	14,101	24,935	22,036
Trade receivables	2,650	4,493	4,107
Inventories	1,805	1,419	1,613
Other receivables	845	677	450

	30,323	39,445	35,628
LONG‑TERM ASSETS:
Property, plant and equipment, net	2,448	2,169	2,304
Right of-use assets	2,170	2,254	2,229
Intangible assets, net	380	446	429

	4,998	4,869	4,962
	35,321	44,314	40,590
CURRENT LIABILITIES:
Current maturities of long-term liabilities	1,081	810	569
Trade payables and accrued expenses	3,155	2,863	4,067
Liability in respect of discontinued operation	-	2,240	-
Other payables	7,394	4,898	5,737

	11,630	10,811	10,373
LONG‑TERM LIABILITIES:
Deferred revenues	1,283	1,134	1,135
Liabilities in respect of IIA grants	7,157	7,099	6,811
Contingent consideration for purchase of shares	4,408	4,621	4,853
Lease liabilities	1,942	2,015	2,006
Severance pay liabilities, net	284	316	243

	15,074	15,185	15,048
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of September 30, 2020, December 31, 2019 and September 30, 2019; Issued and Outstanding: 27,212,794 as of September 30, 2020, 27,202,795 as of December 31, 2019 and 27,178,839 as of September 30, 2019	75	75	75
Share premium	141,794	140,568	140,871
Foreign currency translation adjustments	(28)	(8)	(17)
Accumulated deficit	(133,224)	(122,317)	(125,760)

	8,617	18,318	15,169
	35,321	44,314	40,590

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands (except share data and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
Revenues from sale of products	4,744	2,355	3,082	1,046	3,393
Revenues from development services	10,095	6,346	3,464	4,045	10,678
Revenues from license agreements	251	17,646	79	49	17,718
Total revenues	15,090	26,347	6,625	5,140	31,789

Cost of revenues	9,873	7,489	3,855	3,969	11,849

Gross profit	5,217	18,858	2,770	1,171	19,940

Research and development, gross	5,473	7,861	2,142	1,574	10,070
Participations by BARDA and IIA	-	(4,568)	-	-	(5,101)
Research and development, net of participations	5,473	3,293	2,142	1,574	4,969
Selling and marketing	2,392	3,078	709	944	4,064
General and administrative	3,806	3,809	1,461	1,235	5,242
Other expenses	-	1,041	-	140	1,172
Total operation expenses	11,671	11,221	4,312	3,893	15,447

Operating profit (loss)	(6,454)	7,637	(1,542)	(2,722)	4,493

Financial income	416	300	93	147	556
Financial expense	(1,509)	(2,345)	(541)	(389)	(2,983)

Profit (loss) from continuing operation	(7,547)	5,592	(1,990)	(2,964)	2,066
Profit from discontinued operation	83	2,806	83	2,756	2,889
Net Profit (loss)	(7,464)	8,398	(1,907)	(208)	4,955

Other comprehensive income (loss):
Foreign currency translation adjustments	(11)	17	(12)	15	8

Total comprehensive income (loss)	(7,475)	8,415	(1,919)	(193)	4,963

Basic and diluted net profit (loss) per share from continuing operations	(0.28)	0.21	(0.07)	(0.11)	0.08
Basic and diluted net profit per share from discontinued operation	(* )	0.10	(* )	0.10	0.10
Total Basic and diluted net profit (loss) per share	(0.28)	0.31	(0.07)	(0.01)	0.18

  (*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2019	75	140,871	(17)	(125,760)	15,169
Loss for the period	-	-	-	(7,464)	(7,464)
Other comprehensive loss	-	-	(11)	-	(11)
Total comprehensive loss	-	-	(11)	(7,464)	(7,475)
Share-based compensation	-	923	-	-	923
Balance as of September 30, 2020 (unaudited)	75	141,794	(28)	(133,224)	8,617

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2018	75	139,637	(25)	(130,715)	8,972
Profit for the period	-	-	-	8,398	8,398
Other comprehensive income	-	-	17	-	17
Total comprehensive income	-	-	17	8,398	8,415
Share-based compensation	-	931	-	-	931
Balance as of September 30, 2019 (unaudited)	75	140,568	(8)	(122,317)	18,318

(*)	Represent less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of July 1, 2020	75	141,390	(16)	(131,317)	10,132

Loss for the period	-	-	-	(1,907)	(1,907)
Other comprehensive loss	-	-	(12)	-	(12)

Total comprehensive loss	-	-	(12)	(1,907)	(1,919)

Share-based compensation	-	404	-	-	404

Balance as of September 30, 2020 (unaudited)	75	141,794	(28)	(133,224)	8,617

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of July 1, 2019	75	140,236	(23)	(122,109)	18,179

Loss for the period	-	-	-	(208)	(208)
Other comprehensive income	-	-	15	-	15

Total comprehensive (loss) income	-	-	15	(208)	(193)

Share-based compensation	-	332	-	-	332

Balance as of September 30, 2019 (unaudited)	75	140,568	(8)	(122,317)	18,318

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2018	75		139,637	(25)	(130,715)	8,972

Profit for the period	-		-	-	4,955	4,955
Other comprehensive income	-		-	8	-	8
Total comprehensive income	-		-	8	4,955	4,963
Exercise of options	(	*)	-	-	-	(*	)
Share-based compensation	-		1,234	-	-	1,234

Balance as of December 31, 2019	75		140,871	(17)	(125,760)	15,169

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited

Cash flows from operating activities:

Net Profit (loss)	(7,464)	8,398	(1,907)	(208)	4,955

Adjustments to reconcile net loss to net cash provided by (used in) continuing operating activities:

Adjustments to profit and loss items:
Profit from discontinued operation	(83)	(2,806)	(83)	(2,756)	(2,889)
Depreciation and amortization	866	848	327	296	1,149
Share-based compensation	923	931	404	332	1,234
Revaluation of liabilities in respect of IIA grants	692	(99)	268	293	(392)
Revaluation of contingent consideration for purchase of shares	558	1,519	210	197	1,690
Revaluation of lease liabilities	127	(291)	63	(485)	340
Increase (decrease) in severance pay liability, net	35	(32)	(5)	(22)	(105)
Net financing income	(244)	(295)	(53)	(146)	(434)
Un-realized foreign currency (gain) loss	(8)	(52)	(36)	18	(152)

	2,866	(277)	1,095	(2,273)	441
Changes in asset and liability items:
Decrease (increase) in trade receivables	1,477	(3,955)	136	(3,946)	(3,553)
Decrease (increase) in inventories	(231)	260	95	114	67
Decrease (increase) in other receivables	(397)	5,198	(113)	2,454	6,376
Increase (decrease) in trade payables and accrued expenses	(925)	150	724	(1,207)	1,355
Increase in other payables and deferred revenues	1,288	810	1,202	281	247

	1,212	2,463	2,044	(2,304)	4,492
Net cash provided by (used in) Continuing operating activities	(3,386)	10,584	1,232	(4,785)	9,888
Net cash used in discontinued operating activities	(192)	-	(192)	-	(1,599)
Net cash provided by (used in) operating activities	(3,578)	10,584	1,040	(4,785)	8,289

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited

Cash flows from investing activities:

Purchase of property and equipment	(480)	(463)	(236)	(30)	(792)
Interest received	43	104	1	60	184
Proceeds from (investment in) short term bank deposits, net	8,136	(8,005)	(2,459)	(10,982)	(5,050)

Net cash provided by (used in) continued investing activities	7,699	(8,364)	(2,694)	(10,952)	(5,658)
Net cash used in discontinued investing activities	-	(957)	-	(1,007)	(1,239)

Net cash provided by (used in) investing activities	7,699	(9,321)	(2,694)	(11,959)	(6,897)
Cash flows from financing activities:

Repayment of leases liabilities	(533)	99	(220)	411	(630)
Proceeds from exercise of options	-	-	-	-	(* )
Proceeds from IIA grants, net of repayments	(121)	(376)	(55)	(569)	(376)

Net cash used in financing activities	(654)	(277)	(275)	(158)	(1,006)

Exchange rate differences on cash and cash equivalent balances	32	41	58	(22)	140

Increase (decrease) in cash and cash equivalents from continuing activities	3,691	1,984	(1,679)	(15,917)	3,364
Decrease in cash and cash equivalents from discontinued activities	(192)	(957)	(192)	(1,007)	(2,838)

Balance of cash and cash equivalents at the beginning of the period	7,242	6,716	12,612	24,667	6,716

Balance of cash and cash equivalents at the end of the period	10,741	7,743	10,741	7,743	7,242

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:	GENERAL

a.	General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet medical needs in severe burn and wound management, The Company's first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian and Peruvian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

On June 29, 2020, the Company has submitted a Biologics License Application (BLA) to the U.S. Food and Drugs Administration (FDA) seeking the approval of NexoBrid in USA.

On 16 September, 2020, FDA provided the Company with notification of acceptance of the  BLA for review.

The Company sells NexoBrid in Europe and in Israel through its commercial organizations and in other territories through local distributers. In 2019, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America.

The Company second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 10% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

On March 3, 2020 BARDA has expanded its awarded contract with MediWound providing supplemental funding of $5.5 million to support emergency readiness for NexoBrid deployment.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial

Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES-Cont.

b.        Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the nine months ended September 30, 2020 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2019 that were included in the Annual Report on Form 20-F filed on February 25, 2020.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019 that were included in the Annual Report on Form 20-F filed on February 25, 2020, except than the change discussed below.

c.         Reclassification:

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect net loss, shareholders’ equity or cash flows.